Product supplement no. 115-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated November 21, 2008
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Principal Protected Notes Linked to a Weighted Basket of Components

General

- JPMorgan Chase & Co. may, from time to time, offer and sell principal protected notes linked to a weighted basket of components, as described below. This product supplement no. 115-A-I describes terms that will apply generally to the principal protected notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate index supplement or commodity supplement will describe any index or commodity included in the Basket but not described in this product supplement, or will include an updated description of an Index or a commodity described in this product supplement. We refer to such index supplement or commodity supplement generally as underlying supplements. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant underlying supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant underlying supplement will control. If the terms described in the relevant terms supplement are inconsistent with those described herein, in any underlying supplement or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- Payment is linked to a weighted Basket of components, as described below.
- Unless otherwise specified in the relevant terms supplement, full principal protection if the notes are held to maturity.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal plus the Additional Amount.
- The Additional Amount will depend on the Basket Return and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, the Additional Amount per $1,000 principal amount note will equal $1,000 x the Basket Return x the Participation Rate, *provided* that, in either case, the Additional Amount will not be less than zero (or the Minimum Return, if applicable), or greater than the Maximum Return, if applicable. The notes may pay interest if so specified in the relevant terms supplement.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-53.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Basket, any of the Basket Components, any of the futures contracts underlying the Basket Indices or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the Basket Components.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Basket:	The relevant terms supplement will specify the indices and/or commodities composing the basket (the "Basket"). In this product supplement no. 115-A-I, we refer to an index that tracks the performance of commodity futures contracts as a "Basket Index," and collectively, as "Basket Indices" and we refer to a commodity as a "Basket Commodity," and collectively, as "Basket Commodities." We refer to each Basket Index and each Basket Commodity, as a "Basket Component," and collectively, the "Basket Components."
Payment at Maturity[†]:	Unless otherwise specified in the relevant terms supplement, at maturity, you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero (or the Minimum Return, if applicable).
Additional Amount[†]:	Unless otherwise specified in the relevant terms supplement, the Additional Amount per $1,000 principal amount note at maturity will equal $1,000 x the Basket Return x the Participation Rate, *provided* that, in either case, the Additional Amount will not be less than zero (or the Minimum Return, if applicable), or greater than the Maximum Return if applicable.
Minimum Return:	If applicable, then the Additional Amount will equal at least the amount specified as the Minimum Return in the relevant terms supplement.
Maximum Return:	If applicable, then the Additional Amount will equal no more than the amount specified as the Maximum Return in the relevant terms supplement.
Other Terms:	In each case if applicable, the Partial Principal Protection Percentage, Participation Rate, Interest Rate, Interest Period, Interest Determination Dates and/or Interest Payment Date(s) will be set forth in the relevant terms supplement.
Basket Return:	Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

(continued on next page)

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 115-A-I, the accompanying prospectus supplement and prospectus or any related underlying supplement or terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

November 21, 2008

Key Terms (continued)

Starting Basket Level: Unless otherwise specified in the relevant terms supplement, set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other date as specified in the relevant terms supplement.

Ending Basket Level: The Basket Closing Level on the Observation Date, or such other date as specified in the relevant terms supplement, or the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates.

Basket Closing Level: Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on any trading day will be calculated as follows:

100 x [1 + sum of (Component Return of each Basket Component x Component Weighting of each such Basket Component)]

Index Return Unless otherwise specified in the relevant terms supplement, with respect to each Basket Index, on any trading day:

$$\frac{\text{Index Closing Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

Commodity Return Unless otherwise specified in the relevant terms supplement, with respect to each Basket Commodity, on any trading day:

$$\frac{\text{Commodity Closing Level} - \text{Commodity Starting Level}}{\text{Commodity Starting Level}}$$

We refer to each Index Return and each Commodity Return as a "Component Return."

Component Weighting: With respect to each Basket Component, a fixed percentage or fraction as specified in the relevant terms supplement, provided that the sum of the Component Weightings for all Basket Components will equal 100% or 1, as applicable.

In certain cases, only one Basket Component may compose the entire Basket. If there is only one Basket Component, that Basket Component will be weighted as 100% of the Basket.

The relevant terms supplement will specify either (i) the weight of each Basket Component in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Basket Component will be determined. For example, if the relevant terms supplement specifies that a Basket Component is weighted to compose 18% of the value of the Basket, the Component Weighting for that Basket Component is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Basket Components, the Basket Component with the greater Component Return will make up 70% of the value of the Basket, and the Basket Component with the lesser Component Return will make up 30% of the value of the Basket. For additional information, see "Description of Notes — Payment at Maturity."

Basket Valuation Date(s): The Ending Basket Level will be calculated on a single date, which we refer to as an Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Basket Valuation Dates in this product supplement. Any Basket Valuation Date is subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity."

Initial Averaging Dates: As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Maturity Date: As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity."

[†] Subject to the impact of a commodity hedging disruption event, if applicable. For more information about the impact of a commodity hedging disruption event, see "Description of Notes — Payment at Maturity" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, any related underlying supplement, this product supplement no. 115-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement, any related underlying supplement and this product supplement no. 115-A-I and with respect to JPMorgan Chase & Co. This product supplement no. 115-A-I, together with the relevant terms supplement , any related underlying supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any related underlying supplement, this product supplement no. 115-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 115-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, any related underlying supplement, this product supplement no. 115-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 115-A-I, any related underlying supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate underlying supplement will describe any index or commodity included in the Basket but not described in this product supplement, or will include an updated description of an Index or a commodity described in this product supplement. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 115-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus, any related underlying supplement and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Principal Protected Notes linked to a weighted basket of components.

General

The Principal Protected Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to a weighted Basket (the "Basket") of components. In this product supplement no. 115-A-I, we refer to an index that tracks the performance of commodity futures contracts as a "Basket Index," and collectively, as "Basket Indices" and we refer to a commodity as a "Basket Commodity," and collectively, as "Basket Commodities." We refer to each Basket Index and each Basket Commodity, as a "Basket Component," and collectively, the "Basket Components."

The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus, any related underlying supplement and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Basket over the term of the notes, calculated in accordance with the applicable formula as set out below. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the principal amount of $1,000 for each $1,000 principal amount note and, if specified in the relevant terms supplement, accrued and unpaid interest and/or a Minimum Return.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 115-A-I and any related underlying supplement. The terms described in that document supplement those described herein or in any related underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant underlying supplement are inconsistent with those described herein, in the accompanying prospectus supplement or prospectus, the terms described in the relevant underlying supplement will control. If the terms described in the relevant terms supplement are inconsistent with those described herein, in any related underlying supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Basket Valuation Date is postponed as described below. We will specify, in each case if applicable, the Partial Principal Protection Percentage, Participation Rate, Minimum Return, Maximum Return, and the applicable terms of any such payment terms in the relevant terms supplement. In addition, if the notes are linked to a Basket that contains a Basket Index, the notes are subject to the impact of a commodity hedging disruption event. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Unless otherwise specified in the relevant terms supplement, your return on the notes will be linked to the performance of a weighted Basket consisting of the Basket Components during the term of the notes.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. Unless otherwise specified in the relevant terms supplement, you will not receive less than $1,000 for each $1,000 principal amount note if you hold the notes to maturity.

Unless otherwise specified in the relevant terms supplement, the "Additional Amount," subject to the impact of a commodity hedging disruption event, per $1,000 principal amount note at maturity will equal $1,000 x the Basket Return x the Participation Rate, *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable), or greater than the Maximum Return, if applicable. For more information about the impact of a commodity hedging disruption event, please see "Description of Notes – Payment at Maturity" and "General Terms of Notes – Consequences of a Commodity Hedging Disruption Event."

The "Participation Rate" will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

The "Partial Principal Protection Percentage" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "Minimum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

The "Maximum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Basket Return," as calculated by the calculation agent, is the percentage change of the Basket calculated by comparing the Ending Basket Level to the Starting Basket Level. The relevant terms supplement will specify the manner in which the Ending Basket Level will be determined. The Basket Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Basket Return} = \frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Unless otherwise specified in the relevant terms supplement, the "Starting Basket Level" will be set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or on such other date as specified in the relevant terms supplement. The "Ending Basket Level" is equal to the Basket Closing Level on the Observation Date, or such other date as specified in the relevant terms supplement or the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates.

Unless otherwise specified in the relevant terms supplement, the "Basket Closing Level" on any trading day will be calculated as follows:

100 x [1 + sum of (Component Return of each Basket Component x Component Weighting of each such Basket Component)]

Unless otherwise specified in the relevant terms supplement, on any trading day, each Commodity Return reflects the performance of the relevant Basket Commodity, expressed as a percentage, from its respective Commodity Starting Level to its respective Commodity Closing Level.

Unless otherwise specified in the relevant terms supplement, on any trading day, each Index Return reflects the performance of the respective Basket Index, expressed as a percentage, from its respective Index Starting Level to its respective Index Closing Level on such trading day.

With respect to each Basket Component, a "Component Weighting," is a fixed percentage or fraction as specified in the relevant terms supplement, provided that the sum of the Component Weightings for all Basket Components will equal 100% or 1, as applicable. In certain cases, only one Basket Component may compose the entire Basket. If there is only one Basket Component, that Basket Component will be weighted as 100% of the Basket.

The relevant terms supplement will specify either (i) the weight of each Basket Component in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Basket Component will be determined. For example, if the relevant terms supplement specifies that a Basket Component is weighted to compose 18% of the value of the Basket, the Component Weighting for that Basket Component is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Basket Components, the Basket Component with the greater Component Return will make up 70% of the value of the Basket, and the Basket Component with the lesser Component Return will make up 30% of the value of the Basket.

On any trading day, the "Index Return" with respect to each Basket Index is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{Index Return} = \frac{\text{Index Closing Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

where the "Index Starting Level" is the closing level of the Basket Index on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the Basket Index on each of the Initial Averaging Dates, and the "Index Closing Level" is the closing level of the Basket Index on such trading day. However, if the Basket consists of only a single Basket Index, then as described under *"Description of Notes – Basket Consisting of a Single Basket Component"*, the "Ending Basket Level" will be deemed to refer to the "Index Closing Level" and the "Index Closing Level" will be the closing level of such Basket Index on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing levels of such Basket Index on each of the Ending Averaging Dates.

On any trading day, the "Commodity Return" with respect to each Basket Commodity is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{Commodity Return} = \frac{\text{Commodity Closing Level} - \text{Commodity Starting Level}}{\text{Commodity Starting Level}}$$

where the "Commodity Starting Level" is the Basket Commodity Price for the Basket Commodity on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the Basket Commodity on each of the Initial Averaging Dates, and the "Commodity Closing Level" is the Basket Commodity Price for the Basket Commodity on such trading day. However, if the Basket consists of only a single Basket Commodity, then as described under "*Description of Notes –*

Basket Consisting of a Single Basket Component", the "Ending Basket Level" will be deemed to refer to the "Commodity Closing Level" and the "Commodity Closing Level" will be the Basket Commodity Price of such Basket Commodity on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Basket Commodity Prices of such Basket Commodity on each of the Ending Averaging Dates.

Unless otherwise specified in the relevant terms supplement, for each Basket Commodity, the "Basket Commodity Price" on any trading day will be: (a) if the Basket Commodity is "Aluminum," the official cash settlement price per metric ton of High Grade Primary Aluminum, stated in U.S. dollars, as determined by the London Metal Exchange (the "LME") and displayed on Bloomberg under the symbol "LOAHDY" on such trading day, (b) if the Basket Commodity is "Brent Crude," the official settlement price on the ICE Futures (the "ICE Futures") of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by the ICE Futures (Bloomberg Ticker: CO1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the ICE Futures) then the second nearby month futures contract (Bloomberg Ticker: CO2 <Comdty>) on such trading day, (c) if the Basket Commodity is "Copper," the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LOCADY" on such trading day, (d) if the Basket Commodity is "Corn," the official settlement price per bushel on the Chicago Board of Trade (the "CBOT") of the first nearby month futures contract for #2 Yellow Corn, stated in U.S. cents, as made public by the CBOT (Bloomberg Ticker: C 1 <Comdty>), provided that if such date falls within the notice period for delivery of corn under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT) then the second nearby month futures contract (Bloomberg Ticker: C 2 <Comdty>) on such trading day, (e) if the Basket Commodity is "Crude Oil," the official settlement price on the New York Mercantile Exchange (the "NYMEX") of the first nearby month futures contract for WTI (West Texas Intermediate) crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: CL1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: CL2 <Comdty>) on such trading day, (f) if the Basket Commodity is "Gold," the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol "GOLDLNPM" on such trading day, (g) if the Basket Commodity is "Heating Oil," the official settlement price on the NYMEX of the first nearby month futures contract for fungible No. 2 heating oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: HO1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: HO2 <Comdty>) on such trading day, (h) if the Basket Commodity is "Lead," the official cash settlement price per metric ton of Standard Lead, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LOPBDY" on such trading day, (i) if the Basket Commodity is "Natural Gas," the official settlement price on the NYMEX of the first nearby month futures contract for Henry Hub Natural Gas, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: NG1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: NG2 <Comdty>) on such trading day, (j) if the Basket Commodity is "Nickel," the official cash settlement price per metric ton of Primary Nickel, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LONIDY" on such trading day, (k) if the Basket Commodity is "RBOB gasoline," the official settlement price per gallon on the NYMEX of the first nearby month futures contract for non-oxygenated blendstock gasoline, stated in U.S. cents, as made public by the NYMEX (Bloomberg Ticker: XB1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: XB2 <Comdty>), on such trading day (l) if the Basket Commodity is "Silver," the official Silver fixing per troy ounce of Silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents, as calculated by the LBMA and displayed on Bloomberg under the symbol "SLVRLN" on such trading day, (m) if the Basket Commodity is "Zinc," the official cash settlement price per metric ton of Special High Grade Zinc, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LOZSDY" on such trading day, (n) if the Basket Commodity is "Platinum," the official afternoon Platinum fixing per troy ounce gross of Platinum for delivery in Zurich through a member of the

London Platinum and Palladium Market (the "LPPM") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol "PLTMLNPM." on such trading day, and (o) If the Basket includes a commodity not described in this product supplement, a separate underlying supplement will provide the Basket Commodity Price of such additional commodity on such trading day.

In certain circumstances, the "Starting Level" and "Closing Level" of any Basket Commodity will be based on the alternative calculation of such Basket Commodity described under "General Terms of Notes — Discontinuation of Trading of a Basket Commodity on its Relevant Exchange; Alteration of Method of Calculation."

We refer to each of a Commodity Starting Level and an Index Starting Level as a "Component Starting Level" and each of a Commodity Closing Level and an Index Closing Level as a "Component Closing Level."

With respect to each Basket Commodity, a "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange with respect to the applicable Basket Commodity.

"Relevant exchange" means, (i) with respect to each Basket Commodity and any relevant successor Basket Commodity, the LME, ICE Futures, NYMEX, CBOT, LBMA, LPPM or any primary exchange or market of trading related to such Basket Commodity or successor Basket Commodity, as applicable, or any futures or options contracts relating to such Basket Commodity or such successor Basket Commodity, as applicable, and (ii) with respect to each Basket Index or any relevant successor index, any organized exchange or market of trading for any futures contract (or any combination thereof) then included in such Basket Index or such successor index, as applicable.

All references to the LME, ICE Futures, NYMEX, CBOT, LBMA or LPPM with respect to the applicable Basket Commodity will also be deemed to refer to any relevant successor exchange with respect to the applicable Basket Commodity.

With respect to each Basket Index, the "closing level" on any trading day will equal the official closing level of such Basket Index or any successor index thereto (as described below) published following the regular official weekday close of trading for such Basket Index on that trading day. In certain circumstances, the "closing level" for a Basket Index will be based on the alternative calculation of such Basket Index described under "General Terms of Notes — Discontinuation of a Basket Index; Alteration of Method of Calculation."

With respect to each Basket Index, a "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which (i) such Basket Index or any relevant successor index is calculated and (ii) futures contracts constituting more than 80% of the value of such Basket Index or such successor index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing level of such Basket Index or such successor index, as applicable.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day with respect to any Basket Component, or there is a market disruption event with respect to any Basket Component on such Initial Averaging Date (any such Basket Component affected by a non-trading day or a market disruption event, a "Disrupted Basket Component"), the applicable Initial Averaging Date will be the immediately succeeding trading day for any such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing; *provided* that the Basket Closing Level on such Initial Averaging Date, as postponed, shall be determined by using (1) the settlement price, fixing level or closing level, as applicable, for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Initial Averaging Date and (2) the settlement price, fixing level or closing level, as applicable, for any such Disrupted Basket

Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing. Under such circumstances, the calculation agent will calculate the Basket Closing Level for such Initial Averaging Date using the settlement prices, fixing levels or closing levels, as applicable, of the Disrupted Basket Components on different trading days.

In no event, however, will any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day with respect to any Disrupted Basket Component, or there is a market disruption event with respect to any Disrupted Basket Component on such tenth business day, the calculation agent will determine the settlement price, fixing level or closing level, as applicable, for any such Disrupted Basket Component for such date in accordance with the formula for and method of calculating such settlement price, fixing level or closing level, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the daily settlement price or fixing level, as applicable (or, if trading in the relevant commodities or futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the daily settlement price or fixing level, as applicable, that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day or, in the case of a Disrupted Basket Component that is a Basket Index, on such tenth scheduled business day of each futures contract most recently constituting such Disrupted Basket Component.

The Basket Valuation Date(s), which will either be a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Basket Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Basket Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If a Basket Valuation Date is not a trading day with respect to any Basket Component, or there is a market disruption event with respect to any Basket Component on such Basket Valuation Date, the applicable Basket Valuation Date will be the immediately succeeding trading day for any such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing; *provided* that the Basket Closing Level on such Basket Valuation Date, as postponed, shall be determined by using (1) the settlement price, fixing level or closing level, as applicable, for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Basket Valuation Date and (2) the settlement price, fixing level or closing level, as applicable, for any such Disrupted Basket Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket

Component shall have occurred or be continuing. Under such circumstances, the calculation agent will calculate the Basket Closing Level for such Basket Valuation Date using the settlement prices, fixing levels or closing levels, as applicable, of the Disrupted Basket Components on different trading days.

In no event, however, shall any Basket Valuation Date be postponed more than ten business days following the date originally scheduled to be such Basket Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Basket Valuation Date is not a trading day with respect to any Disrupted Basket Component, or there is a market disruption event with respect to any Disrupted Basket Component on such tenth business day, the calculation agent will determine the settlement price, fixing level or closing level, as applicable, for any such Disrupted Basket Component for such date in accordance with the formula for and method of calculating such settlement price, fixing level or closing level, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the daily settlement price or fixing level, as applicable (or, if trading in the relevant commodities or futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the daily settlement price or fixing level, as applicable, that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day or, in the case of a Disrupted Basket Component that is a Basket Index, on such tenth scheduled business day of each futures contract most recently constituting such Disrupted Basket Component.

Notes with a maturity of not more than one year

If a Basket Valuation Date is not a trading day with respect to any Basket Component, or there is a market disruption event with respect to any Basket Component on such Basket Valuation Date, the applicable Basket Valuation Date will be the immediately succeeding trading day for any such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing; *provided* that the Basket Closing Level on such Basket Valuation Date, as postponed, shall be determined by using (1) the settlement price, fixing level or closing level, as applicable, for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Basket Valuation Date and (2) the settlement price, fixing level or closing level, as applicable, for any such Disrupted Basket Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing; *provided, further,* that no Basket Valuation Date, as postponed, shall produce a maturity date more than one year (counting for this purpose the issue date but not the maturity date) after the issue date (the last date that could serve as the final Basket Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Valuation Date"). Under such circumstances, the calculation agent will calculate the Basket Closing Level for such Basket Valuation Date using the settlement prices, fixing levels or closing levels, as applicable, of the Disrupted Basket Components on different trading days.

In no event, however, will any Basket Valuation Date be postponed more than ten business days following the date originally scheduled to be such Basket Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Basket Valuation Date is not a trading day with respect to any Disrupted Basket Component, or there is a market disruption event with respect to any Disrupted Basket Component on such tenth business day, the calculation agent will determine the settlement price, fixing level or closing level, as applicable, for any such Disrupted Basket Component for such date in accordance with the formula for and method of calculating such settlement price, fixing level or closing level, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the daily settlement price or fixing level, as applicable (or, if trading in the relevant commodities or futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the daily settlement price or fixing level, as applicable, that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day or, in the case of a Disrupted Basket Component that is a Basket Index, on such tenth scheduled business day of each futures contract most recently constituting such Disrupted Basket Component.

Notwithstanding the foregoing, if any Basket Valuation Date has been postponed to the Final Disrupted Valuation Date (treating any such Basket Valuation Date that is not the final Basket Valuation

Date as if it were the final Basket Valuation Date), and such Final Disrupted Valuation Date is not a trading day with respect to any Disrupted Basket Component, or there is a market disruption event with respect to any Disrupted Basket Component on such Final Disrupted Valuation Date, the calculation agent will determine the settlement price, fixing level or closing level, as applicable, for any such Disrupted Basket Component for such Final Disrupted Valuation Date in accordance with the formula for and method of calculating such settlement price, fixing level or closing level, as applicable, last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the daily settlement price or fixing level, as applicable (or, if trading in the relevant commodities or futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the daily settlement price or fixing level, as applicable, that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Valuation Date or, in the case of a Disrupted Basket Component that is a Basket Index, on the business day immediately preceding such Final Disrupted Valuation Date of each futures contract most recently constituting such Disrupted Basket Component. **For the avoidance of doubt, in no event shall any Basket Valuation Date occur after the Final Disrupted Valuation Date.**

Interest Payments

If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, interest will accrue from the issue date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an "Interest Payment Date") to but excluding the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

Basket Consisting of a Single Basket Component

If the Basket consists of only one Basket Component, unless otherwise specified in the relevant terms supplement, all references to (1) the "Basket Return" will be deemed to refer to the "Index Return," or the "Commodity Return," as applicable, and may be referred to as the "Index Return" or the "Commodity Return," as applicable, in the relevant terms supplement, (2) the "Ending Basket Level" will be deemed to refer to the "Index Closing Level," or the "Commodity Closing Level," as applicable, and may be referred to as the "Ending Index Level" or the "Ending Commodity Level," as applicable, in the relevant terms supplement and (3) the "Starting Basket Level" will be deemed to refer to the "Index Starting Level," or the "Commodity Starting Level," as applicable, and may be referred to as the "Initial Index Level" or the "Initial Commodity Level," as applicable, in the relevant terms supplement.

RISK FACTORS

*Your investment in the notes will involve certain risks. The notes may not pay interest or guarantee any return on principal prior to maturity, unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in the Basket, any of the Basket Components or any of the exchange-traded futures contracts on the commodities underlying the Basket Indices or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the Basket Components. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.***

Risks Relating to the Notes Generally

The notes differ from conventional debt securities and may not pay more than the applicable principal amount, and accrued and unpaid interest, if applicable, at maturity.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the Basket rather than the interest rate we will pay you. Where the relevant terms supplement does not provide for interest payments, if the Ending Basket Level is less than or equal to the Starting Basket Level at maturity you will receive only $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note, unless otherwise specified in the relevant terms supplement. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls back to the Starting Basket Level on the Basket Valuation Dates. The return at maturity of only the applicable principal amount of each note (plus the Minimum Return, if any) will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Because the notes may accrue no interest or interest at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity.

Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

The Ending Basket Level may be different from the Basket Closing Level at the maturity date of the notes or at other times during the term of the notes.

Because the Ending Basket Level is calculated based on the Basket Closing Level on one or more Basket Valuation Dates near the end of the term of the notes, the level of the Basket at various other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant increase in the level of the Basket after the Basket Valuation Dates, if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes (especially on dates near the Basket Valuation Date(s)). For example, when the Basket Valuation Date for the notes is near the end of the term of the notes, then if Basket levels steadily increase or remain relatively constant during the initial term of the notes and then decrease to just below the Starting Basket Level, the Ending Basket Level may be significantly less than if it were calculated on a date earlier than the Basket Valuation Date(s). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, or any futures contracts underlying the

Basket Indices, futures contracts or exchange-traded or over-the-counter instruments based on, or any other instruments linked to, any of the Basket Components for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount note specified in the relevant terms supplement as the Maximum Return. Under these circumstances, the Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Basket Return and the Participation Rate would be greater than the Maximum Return.

The Component Starting Levels for the Basket Components may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Component Starting Levels for the Basket Components will be determined based on the arithmetic average of the settlement prices, fixing levels or closing levels of the Basket Components on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Component Starting Level for the Basket Components may not be determined, and you may therefore not know such value, until after the issue date. Similarly, the global note certificate constituting the notes, which will be deposited with The Depository Trust Company on the issue date as described under "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company," will not set forth the Component Starting Levels for the Basket Components. The Component Starting Levels for the Basket Components will be used in the calculation of the various Component Returns, and the Component Returns will be used in calculating the Basket Return and the payment at maturity. If there are any changes in the settlement prices, fixing levels or closing levels for the Basket Components on the Initial Averaging Dates that occur after the issue date and such changes result in the Component Starting Levels for one or more of the Basket Components being higher or lower than the settlement prices, fixing levels or closing levels of such Basket Components on the issue date, this may establish higher or lower levels that the Basket Components must achieve for you to receive at maturity more than the applicable principal amount of your notes and, if applicable, the Minimum Return.

The Basket Components may not be equally weighted.

Unless otherwise specified in the relevant terms supplement, the Basket Components may have a different weight in determining the value of the Basket, depending on the Component Weightings specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Component Weightings for the Aluminum, Copper, Zinc, the S&P GSCI™ Agriculture Index Excess Return and the S&P GSCI™ Livestock Index Excess Return are 10%, 30%, 20%, 15% and 25% respectively. One consequence of such an unequal weighting of the Basket Components is that the same percentage change in two of the Basket Components may have a different effect on the Basket Closing Level. For example, if the Copper Weighting is greater than the Aluminum Weighting, a 5% decrease in Copper will have a greater effect on the Basket Closing Level than a 5% decrease in Aluminum.

The weight of each Basket Component may be determined on a date other than the pricing date.

If so specified in the relevant terms supplement, the weight of each Basket Component in the Basket may be determined on a date or dates other than the pricing date. For example, the relevant terms supplement may specify that the weights of the Basket Components in the Basket will be determined based on the relative magnitude of the Component Return of each Basket Component on the Observation Date. As a result, if the relevant terms supplement so specifies, you will not know the weight assigned to each Basket Component until a date later than the pricing date, and you may not know the weight assigned to each Basket Component in the Basket prior to the final Basket Valuation Date.

Changes in the value of the Basket Components may offset each other.

Unless otherwise specified in the relevant terms supplement, the notes are linked to a weighted Basket composed of the Basket Components. Price movements in the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decline in value. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components, particularly if the Basket Component or Components that appreciate are of relatively low weight in the Basket. There can be no assurance that the Ending Basket Level will be greater than the Starting Basket Level. Unless the relevant terms supplement provides for interest payments and/or a Minimum Return, if the Basket Return is flat or negative, you will only receive the principal amount of your notes at maturity.

The Basket may consist of only one Basket Component.

In certain cases, only one Basket Component may compose the entire Basket. If there is only one Basket Component, that Basket Component will be weighted as 100% of the Basket. In these cases, the Basket Closing Level will be determined with respect to the closing level or closing price of that single Basket Component.

If the Participation Rate is less than 100%, the Additional Amount may be limited by the Participation Rate.

If the Participation Rate is less than 100% and the Ending Basket Level exceeds the Starting Basket Level, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the Basket performance above the Starting Basket Level. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Basket.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Basket has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the Basket Commodities, the level of the Basket Indices and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Basket. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the volatility, frequency and magnitude of changes in the value of the Basket Components;

- the time to maturity of the notes;

- supply and demand trends for each of the Basket Components;

- the market price of the Basket Commodities and the physical commodities upon which the futures contracts that compose the Basket Indices are based or the exchange-traded futures contracts on such commodities;

- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect commodities markets generally or the futures contracts underlying the Basket Indices, and which may affect the level of the Basket Indices and the Basket Return;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of any or all of the Basket Components or the Basket as a whole based on their historical performance. The Ending Basket Level may be flat or negative as compared to the Starting Basket Level, in which event you will only receive the principal amount of your notes at maturity unless the relevant terms supplement provides for interest payments, a Partial Principal Protection Percentage, or a Minimum Return.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the applicable principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Basket Closing Level or the Basket Return on any Basket Valuation Date, or the settlement prices, fixing levels, or closing levels of the Basket Components on any Initial Averaging Date and calculating the Additional Amount, if any, that we are required to pay you. Market disruptions might also prevent the calculation agent from properly valuing the settlement price, fixing level, or the closing level of a Basket Component on an Initial Averaging Date, if applicable. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Basket Valuation Dates or Initial Averaging Dates, if applicable, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

In addition, if we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we have the right, but not the obligation, to adjust your payment at maturity. In making such adjustment, on the date on which we declare a commodity hedging disruption event (such date, a "commodity hedging disruption date") the calculation agent will determine, in good faith and in a commercially reasonable manner, the forward price of the embedded option representing the Additional Amount payable on the notes at maturity (the "Option

Value"). At maturity, we will pay you, instead of the amount specified under "Description of Notes — Payment at Maturity," the amount described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event", which will not be less than $1,000 for each $1,000 principal amount note. If a commodity hedging disruption event occurs and we decide to exercise our right to adjust your payment at maturity and in doing so determine the Option Value of your notes, such Option Value will be determined by the calculation agent on the commodity hedging disruption date in good faith and in a commercially reasonable manner; *however*, the amount due and payable per $1,000 principal amount note will be due and payable only at maturity. The amount you receive at maturity will not reflect any further appreciation or depreciation of the Basket after the Option Value is determined on the commodity hedging disruption date. Furthermore you will not receive any amounts (related to the Option Value or otherwise) until maturity. Additionally, if a commodity hedging disruption event ceases to exist, the amounts determined on the commodity hedging disruption date will not be revised after such commodity hedging disruption date. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities Inc. and other affiliates of ours trade the individual Basket Commodities, futures contracts or such Basket Commodities, the futures contracts that compose the Basket Indices, options on such futures contracts, the individual commodities on which such futures contracts are based and other financial instruments related to the Basket Commodities, such futures contracts, options or commodities on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to one or more of the Basket Components. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of one or more of the Basket Components and, accordingly, could affect the value of the notes and any Additional Amount payable to you at maturity.

We or one or more of our affiliates may also publish research reports, or otherwise express views, with respect to such investments or regarding expected movements in prices of the Basket Commodities or the commodities on which the futures contracts composing the Basket Indices are based or the related futures contracts or options. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to such activities or future price movements of such commodities or the related futures contracts or options.

Any prospective purchaser of notes should undertake an independent investigation of the Basket Components, the futures contracts underlying the Basket Indices and the physical commodities upon which the futures contracts that compose the Basket Indices are based as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

In the course of our business, we or our affiliates may acquire non-public information about the Basket Indices, the Basket Commodities, the futures contracts underlying the Basket Indices and the physical commodities upon which the futures contracts that compose the Basket Indices are based, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the Basket Indices, the Basket Commodities, the futures contracts underlying the Basket Indices and the physical commodities upon which the futures contracts that compose the Basket Indices are based.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Basket Components or the price of the futures contracts composing the Basket Indices or the commodities upon which such futures contracts are based. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes. With respect to any of these activities, neither J.P. Morgan Securities Inc. nor any of its affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Component Starting Level and Component Closing Level for each of the Basket Components, the Starting Basket Level, the Ending Basket Level, the Basket Return, the Additional Amount, if any, we will pay you at maturity, the settlement price, fixing level, or closing level of each Basket Index on each Initial Averaging Date, if applicable, and each Basket Valuation Date and the Basket Closing Level on any Basket Valuation Date, whether the Ending Basket Level is less than, equal to or greater than the Starting Basket Level and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. The calculation agent will also be responsible for determining whether a market disruption event has occurred, the Option Value of your notes on the commodity hedging disruption date in the event of a commodity hedging disruption event, whether any trading of any of the Basket Commodities has been discontinued, whether any of the Basket Indices has been discontinued, whether there has been a material change in the method of calculation of any of the Basket Components and, if the notes bear interest, whether a day is an Interest Payment Date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), the notes will be treated as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 115-A-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, the notes will be contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both) the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, you will generally be required to recognize interest income in each year at a "comparable yield," even though we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes and the projected amount of stated interest, if any, will reduce your basis in the notes. Special rules will apply in the event that the payment at maturity becomes fixed more than six months prior to maturity. Generally, amounts received at maturity or upon an earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will generally be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income) with the balance treated as capital loss, the deductibility of which may be subject to limitations. Losses may be subject to special reporting requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 115-A-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures.

Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks relating to the Basket Components

You will not have rights in Basket Commodities or the exchange-traded futures contracts on the commodities underlying such Basket Index.

As an owner of the notes, you will not have rights that holders of the Basket Commodities or exchange-traded futures contracts on the commodities underlying the Basket Indices may have.

Owning the notes is not the same as owning the Basket Commodities or the commodities upon which the futures contracts that compose the Basket Indices are based, or certain other commodity-related contracts directly.

The return on your notes will not reflect the return you would realize if you actually purchased the Basket Commodities or the commodities upon which the futures contracts that compose the Basket Indices are based, or exchange-traded or over-the-counter instruments based on any of the Basket Components.

In the case of a Basket that includes a Basket Index, a Basket Index may include contracts that are not traded on regulated futures exchanges.

The Basket Indices were originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as "designated contract markets"). As described below, however, the Basket Indices may include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the Basket Indices may expose you to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

In the case of a Basket that includes a Basket Index, higher future prices of commodities included in a Basket Index relative to their current prices may lead to a decrease in the payment at maturity of the notes.

As the contracts that underlie the Basket Indices come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." Excluding other considerations, if the market for these contracts is in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in each Basket Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in the Basket Indices have historically exhibited "contango" markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the Basket Indices and, accordingly, the amount payable at maturity of the notes.

In the case of a Basket that includes a Basket Index, each Basket Index may be more volatile and susceptible to price fluctuations of commodities than a broader commodities index.

Each Basket Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on the principal physical commodities that are actively traded, each of the Basket Indices is comprised of contracts on only a portion of such physical commodities. As a result, price volatility in the contracts included in the S&P GSCI™ will likely have a greater impact on each Basket Index than it would on the broader S&P GSCI™, and each Basket Index individually will be more susceptible to fluctuations and declines in value of the physical commodities included in such Basket Index. In addition, because each of the Basket Indices omit principal market sectors comprising the S&P GSCI™, they may be less representative of the economy and commodity markets as a whole and might therefore not serve as a reliable benchmark for commodity market performance generally.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could affect the value of the Basket Components as a whole and, therefore, the Additional Amount at maturity and in the market value of the notes.

The notes are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "CFTC." We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non−U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non−U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

Regulation of the commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict and may significantly and adversely affect the value of the notes.

Futures contracts and options on futures contracts markets, including those on which the Component Return for the Basket Commodities is based, are subject to extensive statutes, regulations, and margin requirements. The CFTC and the exchanges including NYMEX, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, NYMEX has regulations that limit the amount of fluctuations in futures contract prices which may occur during a single five-minute trading period. These limits could adversely affect the market price of the oil futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to the interests of noteholders.

The commodity futures contracts underlying a Basket Index are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes, and/or could lead to an early determination of the Option Value of your notes, which will impact your payment at maturity.

Futures contracts and options on futures contracts markets, including those future contracts related to Index Commodities, are subject to extensive statutes, regulations, and margin requirements. The CFTC and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices which may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to the interests of noteholders.

For example, the United States House of Representatives and the United States Senate have considered legislation intended to decrease speculation and increase transparency in the commodities markets. If enacted such legislation may, among other things, require the CFTC to adopt rules that would subject us to position limits on positions in commodity futures contracts.

In addition, upon the occurrence of legal or regulatory changes that the calculation agent determines have interfered with our or our affiliates' ability to hedge our obligations under the notes, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the calculation agent deems necessary to hedge our obligations under the notes, we may, in our sole and absolute discretion, declare a commodity hedging disruption event and adjust your payment at maturity. In making such adjustment we will determine the Option Value of your notes on the commodity hedging disruption date in good faith and in a commercially reasonable manner, *however*, all amounts payable per $1,000 principal amount note will be due and payable only at maturity. At maturity, we will pay you, instead of the amount specified under "Description of Notes — Payment at Maturity," an amount described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event", which will not be less than $1,000 for each $1,000 principal amount note. If a commodity hedging disruption event occurs and we decide to exercise our right to determine the Option Value of your notes on the commodity hedging disruption date, the amount due and payable on your notes will be due and payable only at maturity. The amount you receive at maturity will not reflect any further appreciation or depreciation of the Basket after the commodity hedging disruption date. Furthermore, you will not receive any amounts (related to the Option Value or otherwise) until maturity. Additionally, if a commodity hedging disruption event ceases to exist, the amounts determined on the commodity hedging disruption date will not be revised after such commodity hedging disruption date. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

In the case of a Basket that includes a Basket Commodity, prices for the Basket Commodities may change unpredictably and affect the value of the notes in unanticipated ways.

The Basket Commodities are concentrated in non-ferrous metals and oil, which are subject to variables that may be less significant to the values of securities such as stocks and bonds. Prices for the Basket Commodities are affected by a variety of factors, including changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil, drought, floods, weather, government intervention, embargoes and tariffs. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. The price volatility of each Basket Commodity also affects the value of the forwards and forward contracts related to that Basket Commodity and therefore its price at any such time. These and other factors may also affect the prices for the Basket Commodities and the value of your notes in unpredictable or unanticipated ways and may cause the prices of the Basket Commodities to move in unpredictable or unanticipated directions and at unpredictable or unanticipated rates. It is not possible to predict accurately the aggregate effect of all or any of such factors on the prices of the Basket Commodities.

Trading and other transactions by us or our affiliates in the Basket Commodities and the commodities underlying the Commodity Indices, futures, options, exchange-traded funds or other derivative products on commodities underlying the Commodity Indices may impair the market value of the notes.

As described below under "Use of Proceeds," we or our affiliates may hedge our obligations under the notes by purchasing Basket Commodities and commodities underlying the Commodity Indices, futures, or options on commodities underling the Commodity Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of commodities underlying the Commodity Indices or the Commodity Indices, and we may adjust these hedges by, among other things, purchasing or selling Basket Commodities, commodities underlying the Commodity Indices, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities or other hedging and investment activities of ours may adversely affect the market price of Basket Commodities, commodities underlying the Commodity Indices and the level of the Commodity Indices and, therefore, the market value of the notes. It is possible that we and our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

In the case of a Basket that includes Aluminum, Copper, Lead, Nickel or Zinc, an investment in the notes may be subject to risks associated with the London Metal Exchange.

Some of the Basket Commodities (Aluminum, Copper, Lead, Nickel and Zinc) and some futures contracts included in the Basket Indices are traded on the LME. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

In addition, the LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any Basket Valuation Date, the official

U.S. dollar cash buyer settlement prices per metric ton of each Basket Commodity and, consequently, the Basket Return, could be adversely affected.

In the case of a Basket that includes Gold or Silver, an investment in the notes may be subject to risks associated with the London Bullion Market Association.

Some of the Basket Commodities (Gold and Silver) and some of the components of the Basket Indices are fixed on the LBMA. Investments in securities indexed to the value of commodities that are fixed on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The closing prices of Gold and Silver will be determined by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold and Silver may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

In the case of a Basket that includes Platinum, an investment in the notes may be subject to risks associated with the London Platinum and Palladium Market Association.

Some of the Basket Commodities (Platinum) are traded on the LPPM. Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The closing price of Platinum will be determined by reference to fixing prices reported by the LPPM. The LPPM is a self-regulatory association of platinum and palladium market participants that is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Platinum may be adversely affected. The LPPM is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

In the case of a Basket that includes Brent Crude, an investment in the notes may be subject to risks associated with ICE Futures.

One of the Basket Commodities (Brent Crude) and some futures contracts included in the Basket Indices are traded on ICE Futures. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

Some of the Basket Components are commodities, the prices of which are volatile and are affected by numerous factors, certain of which are specific to the market for each commodity.

A decrease in the price of any of the Basket Commodities may have a material adverse effect on the value of the notes and your return on your investment in the notes. The Basket Commodities are subject to the effect of numerous factors, certain of which are specific to the market for each such commodity, as discussed below.

Aluminum

The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include transportation problems, labor strikes and shortages of power and raw materials. It is not possible to predict the aggregate effect of all or any combination of these factors.

Brent Crude

The price of IPE brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (*e.g.*, weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

Copper

The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

Corn

The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed. Negative developments in those industries may lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world's largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn.

Crude Oil

The price of WTI light sweet crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (*e.g.*, weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

Gold

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Heating Oil

The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Lead

The price of lead is primarily affected by the global demand for and supply of lead, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for lead is significantly influenced by the level of global industrial economic activity. The storage battery industrial sector is particularly important to demand for lead given that the use of lead in the manufacture of batteries accounts for a significant percentage of world-wide lead demand. Growth in the production of batteries will drive lead demand. The power generation industrial sector is also important to demand for lead given that the use of lead in the manufacture of power generation units accounts for a significant percentage of world-wide lead demand. Additional applications of lead include gasoline additives, pigments, chemicals and crystal glass. Use in the manufacture of these products will also influence demand for lead. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of lead is widely spread around the world. The supply of lead is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. A critical factor influencing supply is the environmental and regulatory regimes of the countries in which lead is mined and processed. It is not possible to predict the aggregate effect of all or any combination of these factors.

Natural Gas

Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. The demand for natural gas has also traditionally been cyclical, with higher demand during the months of winter and lower demand during the warmer summer months. In addition, the seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world's supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short term supply and general barriers to increasing supply. In turn, factors that affect the short term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (*e.g.*, hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

Nickel

The price of nickel is primarily affected by the global demand for and supply of nickel, but is also influenced from time to time by speculative actions and by currency exchange rates. Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important to demand for nickel given that the use of nickel in the manufacture of stainless steel accounts for a significant percentage of world-wide nickel demand. Growth in the production of stainless steel will therefore drive nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for nickel in various applications. Their availability and price will also affect demand for nickel. Nickel supply is dominated by Canada and the Commonwealth of Independent States (the "CIS"). Exports from the CIS have increased in recent years. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. It is not possible to predict the aggregate effect of all or any combination of these factors.

RBOB Gasoline

The level of global industrial activity influences the demand for non-oxygenated gasoline. In addition, the demand has seasonal variations, which occur during "driving seasons" usually considered the summer months in North America and Europe. Non-oxygenated gasoline is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of non-oxygenated gasoline.

Silver

The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography and jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

Zinc

The price of zinc is primarily affected by the global demand for and supply of zinc, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for a significant percentage of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. Growth in the production of galvanized steel will drive zinc demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. Low prices for zinc in the early 1990s tended to discourage such investments. It is not possible to predict the aggregate effect of all or any combination of these factors.

Platinum

The price of platinum is primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

In the case of a Basket that includes a Basket Commodity the relevant exchange has no obligation to consider your interests.

The relevant exchange is responsible for calculating the relevant Basket Commodity Price. The relevant exchange may alter, discontinue or suspend calculation or dissemination of such Basket Commodity Price. Any of these actions could adversely affect the value of the notes. The relevant exchange has no obligation to consider your interests in calculating or revising the Basket Commodity Price.

In the case of a Basket that includes a Basket Index, prices for the physical commodities upon which the futures contracts that compose the Basket Indices are based may change unpredictably and affect the value of the notes in unanticipated ways.

A decrease in the price of any of the commodities upon which the futures contracts that compose the Basket Indices are based may have a material adverse effect on the value of the notes and your return on an investment in the notes. The prices of such commodities are affected by numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, general weather conditions, and trade, fiscal, monetary and exchange control policies. Many commodities are also highly cyclical. These factors, some of which are specific to the market for each such commodity, as discussed below, may cause the value of the different commodities upon which the futures contracts that compose the Basket Indices are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Basket. It is not possible to predict the aggregate effect of all or any combination of these factors.

The S&P GSCI™ Agriculture Index Excess Return

The S&P GSCI™ Agriculture Index Excess Return is a world production-weighted index of certain agricultural commodities in the world economy. Global agricultural commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodity prices. Demand for agricultural commodities such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity.

The S&P GSCI™ Energy Index Excess Return

The S&P GSCI™ Energy Index Excess Return is a world production-weighted index of certain energy commodities in the world economy, including WTI Crude Oil, Brent Crude Oil, RBOB Gasoline, Heating Oil, Gasoil and Natural Gas. Global energy commodity prices are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of Oil and Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.

The S&P GSCI™ Industrial Metals Index Excess Return

The S&P GSCI™ Industrial Metals Index Excess Return is a world production-weighted index of certain industrial metals commodities in the world economy, including High Grade Primary Aluminum, Copper, Standard Lead, Primary Nickel and Special High Grade Zinc. Global industrial metals commodity prices are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Demand for industrial metals is significantly influenced by the level of global industrial economic activity. Prices for industrial metals commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, general weather conditions, government intervention, embargoes and tariffs. An additional, but highly volatile, component of demand for industrial metals is adjustments to inventory in response to changes in economic activity and/or pricing levels, which will influence investment decisions in new mines and smelters. Sudden disruptions in the supplies of industrial metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power may cause prices of industrial metals futures contracts to become extremely volatile and unpredictable. The introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities will also affect the prices of industrial metals commodities.

The S&P GSCI™ Livestock Index Excess Return

The S&P GSCI™ Livestock Index Excess Return is a world production-weighted index of certain livestock commodities in the world economy, including live cattle, feeder cattle and lean hogs, which are "non-storable" commodities, and therefore may experience greater price volatility than traditional commodities. Global livestock commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for livestock commodities are affected by governmental programs and policies regarding livestock, as well as general trade, fiscal and exchange control policies. Extrinsic factors such as drought, floods, general weather conditions, disease (*e.g.*, Bovine Spongiform Encephalopathy, or Mad Cow Disease), availability of and prices for livestock feed and natural disasters may also affect livestock commodity prices. Demand for livestock commodities has generally increased with worldwide growth and prosperity.

The S&P GSCI™ Precious Metals Index Excess Return

The S&P GSCI™ Precious Metals Index Excess Return is a world production-weighted index consisting of two precious metals commodities in the world economy: Gold and Silver. Global precious metals commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Gold prices in particular are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

Silver prices are also subject to fluctuation and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the silver commodities market.

In the case of a Basket that includes any of the S&P GSCI™ Indices, changes in the composition and valuation of the S&P GSCI™ may adversely affect the market value and/or the payment at maturity of the notes.

The composition of the S&P GSCI™ and its sub-indices (including the Basket Indices) may change over time, as additional futures contracts satisfy the eligibility criteria of the S&P GSCI™ or futures contracts currently included in the S&P GSCI™ fail to satisfy such criteria. Those changes could impact the composition and valuation of the Basket Indices. The weighting factors applied to each commodity included in each of the Basket Indices change annually, based on changes in commodity production statistics. In addition, Standard & Poor's, a division of The McGraw-Hill Companies ("S&P"), in consultation with its Index Advisory Panel, may modify the methodology for determining the composition and weighting of the Basket Indices and for calculating their value in order to assure that the S&P GSCI™ represents a measure of the performance over time of the markets for the underlying commodities represented by the S&P GSCI™ and its sub-indices. A number of modifications to the methodology for determining the contracts to be included in each Basket Index, and for valuing each Basket Index, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the market value and/or the payment at maturity for the notes.

In the case of a Basket that includes a Basket Index, historical performance of each Basket Index should not be taken as an indication of the future performance of such Basket Index during the terms of the notes.

The actual performance of each Basket Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of such Basket Index. The trading prices of exchange traded futures contracts on the index commodities will determine the level of such Basket Index. As a result, it is impossible to predict whether the level of each of the Basket Indices will rise or fall.

In the case of a Basket that includes a Basket Index, the notes may be linked to an excess return index, and not a total return index.

The notes may be linked to an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index. By contrast, the S&P GSCI™ and "total return" sub-indices related thereto are "total return" indices which, in addition to reflecting those returns, also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts. None of the Basket Indices include a "total return" feature.

In the case of a Basket that includes a Basket Index, the Basket Indices will likely underperform a cash purchase of the underlying commodities, potentially by a significant amount.

Because the Basket Indices are made up of futures contracts, there will be a cost to "rolling" the contracts forward as the Basket Indices sell the current contracts and then add the next month's contracts. As the underlyings tend to have positively sloping forward curves, commonly known as "contango", the Basket Indices' return experiences a negative drag when the Basket Indices sell cheaper contracts, and purchase more expensive contracts. As a result, we expect the Basket Indices will likely underperform a direct investment in a similarly weighted basket of index commodities over the life of the notes.

In the case of a Basket that includes any of the S&P GSCI™ Indices, changes that affect the calculation of the relevant GSCI Index will affect the market value of the notes and the amount you will receive at maturity.

The policies of Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") concerning the methodology and calculation of the S&P GSCI™ Indices, additions, deletions or substitutions of the commodities composing the S&P GSCI™ Indices or exchange-traded futures contracts on such commodities could affect the S&P GSCI™ Indices and, therefore, could affect the amount payable on the notes at maturity and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if S&P, in its sole discretion, changes these policies, for example, by changing the methodology for compiling and calculating the S&P GSCI™ Indices, or if S&P discontinues or suspends calculation or publication of the a relevant GSCI Index, in which case it may become difficult to determine the market value of the notes. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the S&P GSCI™ Indices. See "The S&P GSCI™ Indices."

In the case of a Basket that includes any of the S&P GSCI™ Indices, we and our affiliates have no affiliation with S&P and are not responsible for their public disclosure of information.

We and our affiliates are not affiliated with S&P in any way (except for arrangements discussed below in "The Basket Indices — License Agreement with Standard & Poor's") and have no ability to control S&P, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Basket Indices. The Index Sponsor is under no obligation to continue to calculate any such Basket Indices and is not required to calculate any successor index. If S&P discontinues or suspends the calculation of the respective index, it may become difficult to determine the market value of the notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to such Basket Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion.

The sponsor of a Basket Index (the "Index Sponsor") may adjust such Basket Index in a way that affects its level, and such Index Sponsor has no obligation to consider your interests.

The Index Sponsor is responsible for calculating and maintaining such Basket Index. Such Index Sponsor can add, delete or substitute the equity securities or future contracts, as applicable, underlying such Basket Index or make other methodological changes that could change the level of such Basket Index. You should realize that the changing of equity securities or future contracts, as applicable, included in such Basket Index may affect such Basket Index, as a newly added equity security or future contract, as applicable, may perform significantly better or worse than the equity security or future contracts, as applicable, it replaces. Additionally, such Index Sponsor may alter, discontinue or suspend calculation or dissemination of such Basket Index. Any of these actions could adversely affect the value of the notes. The Index Sponsor of a Basket Index has no obligation to consider your interests in calculating or revising such Basket Index. See the relevant index description section below or any related underlying supplement for additional information.

In the case of a Basket that includes a Basket Index, market disruption events may require an adjustment to the calculation of each Basket Index.

At any time during the term of the notes, the daily calculation of each Basket Index may be adjusted in the event that S&P, the publisher of the S&P GSCI™ and its sub-indices (including the Basket Indices), determines that any of the following market disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract used in the calculation of each Basket Index on that day; the settlement price of any exchange-traded futures contract used in the calculation of each Basket Index reflects the maximum permitted price change from the previous day's settlement price; or the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of each Basket Index. Any such market disruption events may have an adverse impact on the value of each Basket Index or the manner in which it is calculated.

In the case of a Basket that includes a Basket Index, some of the commodities underlying the Basket Indices will be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. In respect of Basket Indices that represent energy, it should be noted that due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages.

In the case of a Basket that includes any of the S&P GSCI™ Indices, S&P may be required to replace a contract underlying a Basket Index if the existing futures contract is terminated or replaced.

A futures contract known as a "Designated Contract" has been selected as the reference contract for the underlying physical commodity included in each Basket Index. Data concerning this Designated Contract will be used to calculate each Basket Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; however, if one or more Designated Contracts were to be terminated or replaced by an exchange, a comparable futures contract would be selected by the Index Committee, if available, to replace each such Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the value of the individual Basket Index, as well as the value of the Basket as a whole Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Basket Components, the Basket as a whole, and therefore, the value of your notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in one or more Basket Components, the futures contracts underlying one or more Basket Indices or options on such futures contracts or, futures contracts on exchange-traded or over-the-counter instruments based on other instruments the value of which is derived from one or more Basket Components or, if applicable, their underlying futures contracts. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the level of one or more Basket Components, and therefore effectively establish a higher level that the relevant Basket Component must achieve for you to receive, at maturity of the notes, more than the applicable principal amount of your notes (other than, if applicable, any interest payment or payment of the Minimum Return). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in one or more Basket Components, the futures contracts underlying one or more Basket Component or options on such futures contracts, futures contracts or, exchange-traded or over-the-counter instruments the value of which is derived from one or more Basket Components or, if applicable, their underlying futures contracts. Although we have no reason to believe that any of these activities will have a material impact on the level of any of the Basket Components, or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE BASKET COMMODITIES

We have derived all information regarding the Basket Commodities contained in this product supplement no. 115-A-I, including, without limitation, their make-up and method of calculation, from publicly available information. Information related to the commodities futures contracts which trade on the London Metal Exchange (the "LME"), ICE Futures (the "ICE Futures"), the New York Mercantile Exchange (the "NYMEX"), the Chicago Board of Trade (the "CBOT"), the London Bullion Market Association (the "LBMA") or the London Platinum and Paladium Market ("LPPM") reflects the policies of, and is subject to change by, the LME, ICE Futures, NYMEX, CBOT, LBMA or the LPPM, as applicable. We make no representation or warranty as to the accuracy or completeness of such information or the information obtained from Bloomberg Financial Markets.

The official settlement price or fixing level for each Basket Commodity will be determined as described below. If any Bloomberg symbol for a particular Basket Commodity differs from, or is more precise than, any Bloomberg symbol specified below, we will set forth the different, or more precise, Bloomberg symbol in the relevant terms supplement.

- Aluminum – The official cash settlement price per metric ton of High Grade Primary Aluminum, stated in U.S. dollars, as determined by the London Metal Exchange (the "LME") and displayed on Bloomberg under the symbol "LOAHDY."

- Brent Crude – The official settlement price on the ICE Futures Europe ("ICE Futures") of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by the ICE (Bloomberg Ticker: CO1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the ICE) then the second nearby month futures contract (Bloomberg Ticker: CO2 <Comdty>).

- Copper – The official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LOCADY."

- Corn – The official settlement price per bushel on the Chicago Board of Trade (the "CBOT") of the first nearby month futures contract for #2 Yellow Corn, stated in U.S. cents, as made public by the CBOT (Bloomberg Ticker: C 1 <Comdty>), provided that if such date falls within the notice period for delivery of corn under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT) then the second nearby month futures contract (Bloomberg Ticker: C 2 <Comdty>).

- Crude Oil – The official settlement price on the New York Mercantile Exchange ("NYMEX") of the first nearby month futures contract for WTI (West Texas Intermediate) crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: CL1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: CL2 <Comdty>).

- Gold – The official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol "GOLDLNPM."

- Heating Oil – The official settlement price on the NYMEX of the first nearby month futures contract for fungible No. 2 fuel oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: HO1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: HO2 <Comdty>).

- Lead – The official cash settlement price per metric ton of Standard Lead, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LOPBDY."

- Natural Gas – The official settlement price on the NYMEX of the first nearby month futures contract for Henry Hub Natural Gas, stated in U.S. dollars, as made public by the NYMEX (Bloomberg Ticker: NG1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: NG2 <Comdty>).

- Nickel - The official cash settlement price per metric ton of Primary Nickel, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LONIDY."

- RBOB Gasoline – The official settlement price per gallon on the NYMEX of the first nearby month futures contract for non-oxygenated blendstock gasoline, stated in U.S. cents, as made public by the NYMEX (Bloomberg Ticker: XB1 <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX) then the second nearby month futures contract (Bloomberg Ticker: XB2 <Comdty>).

- Silver – The official Silver fixing per troy ounce of Silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents, as calculated by the LBMA and displayed on Bloomberg under the symbol "SLVRLN."

- Zinc – The official cash settlement price per metric ton of Special High Grade Zinc, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol "LOZSDY."

- Platinum – The afternoon fixing level per troy ounce gross of Platinum for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol "PLTMLNPM."

For information regarding how the Basket will be calculated if one or more of the settlement prices or fixing levels of the Basket Commodities is not calculated by the LME, ICE Futures, NYMEX, CBOT, the LBMA, or the LPPM or published by Bloomberg, see "Discontinuation of Trading on the LME, ICE Futures, NYMEX, CBOT, LBMA or the LPPM in the Basket Commodities; Alteration of Method of Calculation" below.

The London Metal Exchange

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals' market for the trading of forward contracts, and is therefore more closely analogous to the over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting "back-to-back" contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a "prompt date") from one day to three months following the date of contract. Currently, LME contracts may be established for monthly delivery up to 3, 15 and 27 months forward (depending on the commodity). Further, because it is a principals' forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash-cleared market. Both interoffice and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlements costs. The LME is subject to regulation by the Securities and Investments Board.

The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 a.m. to 1:10 p.m. and from 2:55 to 4:15 p.m., London time. The two sessions are each broken down into two rings made up of five minutes' trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros. Prices are quoted in U.S. dollars.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today's Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today's High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

ICE Futures

General

In May 2000, IntercontinentalExchange, Inc. ("ICE"), was established, with its founding shareholders representing some of the world's largest energy traders. ICE's mission was to transform over-the-counter trading by providing an open, accessible, multi-dealer, around-the-clock electronic energy exchange. The exchange was built and offered the trading community better price transparency, more efficiency, greater liquidity and lower costs than manual trading. In June 2001, ICE expanded its business into futures trading by acquiring the International Petroleum Exchange (the "IPE"), now ICE Futures, which operated Europe's leading open-outcry energy futures exchange. Since 2003, ICE has partnered with the Chicago Climate Exchange to host its electronic marketplace. In April 2005, the entire ICE portfolio of energy futures became fully electronic.

IPE, the predecessor of ICE Futures was established in London in 1980 as a traditional open-cry auction market by a group of energy and trading companies. The IPE launched the gas oil futures contracts in 1981, followed by the brent crude oil futures contract in 1988 and the natural gas futures contract in 1997.

ICE Futures is a Recognized Investment Exchange in the United Kingdom and is regulated by the U.K. Financial Services Authority. ICE Futures is a regulated marketplace in which industry participants use futures and options to minimize their price exposure in the physical energy market. Trading in futures and options is offered exclusively electronically and access to the trading platform is offered directly via the Internet, through private telecommunications lines, through an independent software vendor or through an ICE Futures exchange member's own conformed front-end system.

The IPE Brent Blend Crude Oil Futures Contract

The IPE brent blend crude oil futures contract was introduced in 1988 and is used to price a portion of the world's traded oil. The Brent Crude contract represents the right to receive a future delivery of 1,000 net barrels of brent blend crude oil per unit and is quoted at a price that represents one barrel of brent blend crude oil. The delivery point of crude oil underlying the contract is Sullom Voe, Scotland. The Brent Crude contract is a deliverable contract based on an Exchange of Futures for Physical ("EFP") delivery mechanism with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration against a physical price index. Trading in the contract will cease at the close of business on the business day immediately preceding the 15th day prior to the first day of the delivery month, if such 15th day is a banking day in London. If the 15th day is a non-banking day in London (including Saturday), trading will cease on the business day immediately preceding the first business day prior to the 15th day prior to the first day of the delivery month that is a banking day in London. Such dates are published by ICE Futures.

The New York Mercantile Exchange

The NYMEX was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, non-oxygenated gasoline, heating oil and natural gas. It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

On August 22, 2008, CME Group Inc. ("CME Group") has completed the acquisition of NYMEX Holdings, Inc. ("NYMEX Holdings") pursuant to an Agreement and Plan of Merger dated as of March 17, 2008. Following the acquisition of NYMSX Holding by CME Group, NYMEX Holdings has become a direct, wholly owned subsidiary of CME Group.

CME Group Inc.

Effective July 12, 2007, CBOT Holdings, Inc., the parent company of the CBOT, merged with and into Chicago Mercantile Exchange Holdings Inc. At the time of the merger, the combined company was renamed CME Group Inc., and the CBOT became a subsidiary of CME Group Inc. CME Group is the world's largest and most diverse exchange, with all major benchmark asset classes ultimately available on a single trading platform and floor.

CBOT

The CBOT, established in 1848, is a leading futures and futures−options exchange. More than 3,600 CBOT member/stockholders trade 50 different futures and options products at the CBOT by open auction and electronically. Volume at the CBOT exchange in 2006 surpassed 805 million contracts, the highest yearly total recorded in its history.

For decades, the primary method of trading at the CBOT was open auction, which involved traders meeting face-to-face in trading pits to buy and sell futures contracts. But to better meet the needs of a growing global economy, the CBOT successfully launched its first electronic trading system in 1994. During the last decade, as the use of electronic trading has become more prevalent, the CBOT exchange has upgraded its electronic trading system several times. Most recently, on October 12, 2005, the CBOT successfully launched its newly enhanced electronic trading platform, e−cbot, powered by LIFFE CONNECT®, by introducing a major API upgrade.

The London Bullion Market Association

The London Gold Bullion Market

The London gold bullion market is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which nine are market-making members, plus a number of associate members around the world.

Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is a "fixing" which provides reference gold prices for that day's trading. Formal participation in the London gold fixing is traditionally limited to five market–making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

The London Silver Market

The London silver market is the principal global clearing center for over-the-counter silver transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives. The principal representative body of the London silver market is the LBMA.

At noon on each business day, there is a "fixing" which provides reference silver prices for that day's trading. Formal participation in the London silver fixing is traditionally limited to three market-making members of the LBMA.

Clients place orders with the dealing rooms of three market-making members, who net all orders before communicating their interest to their representative at the silver fixing meeting. Orders may be changed at any time during these proceedings. The silver price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced. If the prices do not match, the same procedures are followed again at higher or lower prices, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. The London Silver Fix Price is the most widely used benchmark for daily silver prices.

The official afternoon gold fixing level in U.S. dollars per troy ounce and the official silver fixing level in U.S. cents per troy ounce are available on the LBMA website at www.lbma.org.uk. We make no representation or warranty as to the accuracy or completeness of the information obtained from the LBMA website. No information contained on the LBMA website is incorporated by reference in this product supplement.

The London Platinum and Palladium Market

The London Platinum Market

The London platinum market is the principal global clearing center for over-the-counter platinum transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives. The principal representative body of the London platinum market is the LPPM.

At 9:45 a.m. and at 2:00 p.m. on each business day, there is a "fixing" which provides reference platinum prices for that day's trading.

Clients place orders with the dealing rooms of LPPM members, who net all orders before communicating their interest to their representative at the platinum fixing telephonic meeting. Orders may be changed at any time during these proceedings. The platinum price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced. If the prices do not match, the same procedures are followed again at higher or lower prices, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. The London Platinum Fix Price is the most widely used benchmark for daily platinum prices.

The afternoon platinum fixing level in U.S. dollars per troy ounce and the platinum fixing level in U.S. dollars per troy ounce are available on the LPPM website at www.lppm.org.uk. We make no representation or warranty as to the accuracy or completeness of the information obtained from the LPPMwebsite. No information contained on the LPPM website is incorporated by reference in this product supplement.

No Relationship Between the LME, ICE Futures, NYMEX, CBOT, LBMA or the LPPM and J.P. Morgan Chase & Co.

The notes are not sponsored, endorsed, sold or promoted by the LME, ICE Futures, NYMEX, CBOT, LBMA or the LPPM. The LME, ICE Futures, NYMEX, CBOT, LBMA and the LPPM make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. The LME, ICE Futures, NYMEX, CBOT, LBMA and the LPPM have no obligation to take the needs of JPMorgan Chase & Co. or the holders of the notes into consideration in determining or implementing its business practices. The LME, ICE Futures, NYMEX, CBOT, LBMA and the LPPM are not responsible for and have not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. The LME, ICE Futures, NYMEX, CBOT, LBMA and the LPPM have no obligation or liability in connection with the administration, marketing or trading of the notes.

THE LME, ICE FUTURES, NYMEX, CBOT, LBMA AND THE LPPM DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PRICES OF THE COMMODITIES WHICH COMPOSE THE BASKET WHICH ARE TRADED ON THE LME, ICE FUTURES, NYMEX, CBOT, LBMA OR THE LPPM AND THE LME, ICE FUTURES, NYMEX, CBOT, LBMA AND THE LPPM SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREOF. THE LME, ICE FUTURES, NYMEX, CBOT, LBMA AND THE LPPM MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE PRICES OF THE COMMODITIES WHICH COMPOSE THE BASKET WHICH ARE TRADED ON THE LME, ICE FUTURES, NYMEX, CBOT, LBMA OR THE LPPM. THE LME, ICE FUTURES, NYMEX, CBOT, LBMA AND THE LPPM MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE PRICES OF THE COMMODITIES WHICH COMPOSE THE BASKET WHICH ARE TRADED ON THE LME, ICE FUTURES, NYMEX, CBOT, LBMA OR THE LPPM. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE LME, ICE FUTURES, NYMEX, CBOT, LBMA AND THE LPPM HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY THE LME, ICE FUTURES, NYMEX, LBMA OR THE LPPM AND THE LME, ICE FUTURES, NYMEX, CBOT, LBMA AND THE LPPM MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

THE S&P GSCI™ INDICES

We have obtained all information contained in this pricing supplement regarding the S&P GSCI^{TM} Excess Return Index and each of the following sub-indices, the S&P GSCI™ Agriculture Index Excess Return, the S&P GSCI™ Energy Index Excess Return, the S&P GSCI™ Industrial Metals Index Excess Return, the S&P GSCI™ Livestock Index Excess Return and the S&P GSCI™ Precious Metals Index Excess Return (each a "GSCI Sub-Index," and together, the "GSCI Sub-Indices", and together with S&P GSCI^{TM} Excess Return Index, the "S&P GSCI™ Indices") including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's ("S&P"), a division of the McGraw Hill Companies, Inc., the publisher of the S&P GSCI™ Indices. The S&P GSCI™ Indices are determined, composed and calculated by S&P without regard to the notes. S&P acquired the rights to the S&P GSCI™ from Goldman, Sachs & Co. in February 2007. Goldman, Sachs & Co. established and began calculating the S&P GSCI™ in May 1991. The former name of the S&P GSCI™ was the Goldman Sachs Commodity Index, or GSCI®. We make no representation or warranty as to the accuracy or completeness of such information. S&P calculates four separate but related indices based on the S&P GSCI™ (including the S&P GSCI^{TM} Excess Return Index) and a number of sub-indices representing components of the S&P GSCI^{TM} (Including the GSCI Sub-Indices).

The S&P GSCI™ Excess Return Index is an index on a world production-weighted basket of principal non-financial commodities (*i.e.*, physical commodities) that satisfy specified criteria. The S&P GSCI™ Excess Return Index is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ Excess Return Index are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ Excess Return Index are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with its Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ Excess Return Index are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ Excess Return Index has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™ Excess Return Index, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

The S&P GSCI™ Agriculture Index Excess Return is a world production-weighted index of certain agricultural commodities in the world economy. As of November 10, 2008, the S&P GSCI™ Agriculture Index Excess Return composed 14.13% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Agriculture Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 3.64% - futures contracts for Wheat (Chicago Wheat), 0.90% - futures contracts for Red Wheat (Kansas Wheat), 3.83% - futures contracts for Corn, 2.50%- futures contracts for Soybeans, 0.75% - futures contracts for Cotton, 1.51% - futures contracts for Sugar, 0.74% - futures contracts for Coffee and 0.26% - futures contracts for Cocoa.

The S&P GSCI™ Energy Index Excess Return is a world production-weighted index of certain energy commodities in the world economy, including WTI Crude Oil, Brent Crude Oil, RBOB Gasoline, Heating Oil, Gasoil and Natural Gas. As of November 10, 2008, the S&P GSCI™ Energy Index Excess Return composed 72.06% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Energy Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 36.41% - futures contracts for WTI Crude Oil, 13.01% - futures contracts for Brent Crude Oil, 3.58% - futures contracts for RBOB Gasoline, 5.46% - futures contracts for No. 2 Heating Oil, 5.35% - futures contracts for Gas Oil and 8.27% - futures contracts for Natural Gas.

The S&P GSCI™ Industrial Metals Index Excess Return is a world production-weighted index of certain industrial metals commodities in the world economy, including High Grade Primary Aluminum, Copper, Standard Lead, Primary Nickel and Special High Grade Zinc. As of November 10, 2008, the S&P GSCI™ Industrial Metals Index Excess Return composed 6.31% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Industrial Metals Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 2.68% - futures contracts for

High Grade Primary Aluminum, 2.34% - futures contracts for Copper Grade A, 0.36% - futures contracts for Standard Lead, 0.53% - futures contracts for Primary Nickel and 0.41% - futures contracts for Special High Grade Zinc.

The S&P GSCI™ Livestock Index Excess Return is a world production-weighted index of certain livestock commodities in the world economy, including live cattle, feeder cattle and lean hogs. As of November 10, 2008, the S&P GSCI™ Livestock Index Excess Return composed 4.86% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Livestock Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 2.95% - futures contracts for Live Cattle, 0.54% - futures contracts for Feeder Cattle and 1.38% - futures contracts for Lean Hogs.

The S&P GSCI™ Precious Metals Index Excess Return is a world production-weighted index consisting of two precious metals commodities in the world economy: Gold and Silver. As of November 10, 2008, the S&P GSCI™ Precious Metals Index Excess Return composed 2.63% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Precious Metals Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 2.39% - futures contracts for Gold and 0.24% - futures contracts for Silver.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI™ Indices. The methodology for determining the composition and weighting of the S&P GSCI™ Indices and for calculating their value is subject to modification in a manner consistent with the purposes of the S&P GSCI™ Indices, as described below. S&P makes the official calculations of the S&P GSCI™ Indices.

The Index Committee and the Index Advisory Panel

S&P has established an index committee to oversee the daily management and operations of the S&P GSCI™ Excess Return Index, and is responsible for all analytical methods and calculation of the indices. The index committee is comprised of three full-time professional members of S&P's staff and two members of Goldman Sachs Group, Inc. At each meeting, the index committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for an addition to an index, and any significant market events. In addition, the index committee may revise index policy covering rules for selecting commodities or other matters.

S&P considers information about changes to its indices and related matters to be potentially market-moving and material. Therefore, all index committee discussions are confidential.

S&P has established an index advisory panel (the "Advisory Panel") to assist it in connection with the operation of the S&P GSCI™ Excess Return Index. The Advisory Panel meets on an annual basis and at other times at the request of S&P. The principal purpose of the Advisory Panel is to advise S&P with respect to, among other things, the calculation of the S&P GSCI™ Excess Return Index, the effectiveness of the S&P GSCI™ Excess Return Index as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI™ Excess Return Index. The Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the S&P GSCI™ Excess Return Index are made by S&P.

The Advisory Panel meets on a regular basis, once during each year. Prior to the meeting, S&P determines the commodities and contracts to be included in the S&P GSCI™ Excess Return Index for the following calendar year, as well as the weighting factors for each commodity. The Advisory Panel members receive the proposed composition of the S&P GSCI™ Excess Return Index in advance of the meeting and discuss the composition at the meeting. S&P also consults the Advisory Panel on any other significant matters with respect to the calculation or operation of the S&P GSCI™ Excess Return Index. The Advisory Panel may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the S&P GSCI™ Excess Return Index

In order to be included in the S&P GSCI™ Excess Return Index, a contract must satisfy the following eligibility criteria:

- The contract must be in respect of a physical commodity and not a financial commodity.

- In addition, the contract must:

    - have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

    - at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

From January 2007, the trading facility on which the contract trades must allow market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations (defined below) included in the S&P GSCI™ Excess Return Index that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below).

The commodity must be the subject of a contract that:

- is denominated in U.S. dollars; and

- is traded on or through an exchange, facility or other platform (referred to as a "trading facility") that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development and that:

    - makes price quotations generally available to its members or participants (and to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

    - makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

    - accepts bids and offers from multiple participants or price providers; and

    - is accessible by a sufficiently broad range of participants.

With respect to inclusion on each sub-index of the S&P GSCI™, a contract must be in respect to the physical commodity that is described by that specific index.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™ Excess Return Index. In appropriate circumstances, however, S&P, in consultation with the Advisory Panel, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCI™ Excess Return Index, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI™ Excess Return Index, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

- A contract that is not included in the S&P GSCI™ Excess Return Index at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ Excess Return Index at such time must, in order to be added to the S&P GSCI™ Excess Return Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

- A contract that is already included in the S&P GSCI™ Excess Return Index at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ Excess Return Index must, in order to continue to be included in the S&P GSCI™ Excess Return Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

- A contract that is not included in the S&P GSCI™ Excess Return Index at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ Excess Return Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

- A contract that is already included in the S&P GSCI™ Excess Return Index at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ Excess Return Index at such time must, in order to continue to be included in the S&P GSCI™ Excess Return Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition:

- A contract that is already included in the S&P GSCI™ Excess Return Index at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ Excess Return Index and each contract's percentage of the total is then determined.

- A contract that is not included in the S&P GSCI™ Excess Return Index at the time of determination must, in order to be added to the S&P GSCI™ Excess Return Index at such time, have a reference percentage dollar weight of at least 1.0%.

- In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the S&P GSCI™ Excess Return Index in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ Excess Return Index attributable to such commodity exceeding a particular level.

- If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ Excess Return Index attributable to it at the time of determination. Subject to the other eligibility criteria relating to the composition of the S&P GSCI™ Excess Return

Index the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ Excess Return Index attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ Excess Return Index attributable to it.

The contracts currently included in the S&P GSCI™ Excess Return Index are all futures contracts traded on the NYMEX, the ICE Futures, the Chicago Mercantile Exchange ("CME"), the CBOT, the Coffee, Sugar & Cocoa Exchange, Inc. ("CSC"), the New York Cotton Exchange ("NYC"), the Kansas City Board of Trade ("KBT"), the Commodities Exchange Inc. ("CMX") and the LME.

The quantity of each of the contracts included in the S&P GSCI™ Excess Return Index is determined on the basis of a five-year average (referred to as the "world production average") of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation, or other factors, S&P, in consultation with its advisory committee may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI™ Excess Return Index, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI™ Excess Return Index are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ Excess Return Index is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ Excess Return Index to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ Excess Return Index will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI™, in consultation with the Advisory Panel, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™ Excess Return Index. Commodities included in the S&P GSCI™ Excess Return Index which no longer satisfy such criteria, if any, will be deleted.

S&P, in consultation with the Advisory Panel, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ Excess Return Index are necessary or appropriate in order to assure that the S&P GSCI™ Excess Return Index represents a measure of commodity market performance. S&P has the discretion to make any such modifications, in consultation with the Advisory Panel.

Contract Expirations

Because the S&P GSCI™ Excess Return Index comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI™ Excess Return Index for each commodity during a given year are designated by S&P, in consultation with the Advisory Panel, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ Excess Return Index will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™ Excess Return Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™ Excess Return Index. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™ Excess Return Index, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI™ Excess Return Index on the preceding day, minus one.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ Excess Return Index is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ Excess Return Index also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expiration on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ Excess Return Index is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

- no daily contract reference price is available for a given contract expiration;

- any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a "Limit Price");

- the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

- trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ Excess Return Index calculation.

Value of the S&P GSCI™ Indices

The value of the S&P GSCI™ Excess Return Index on any S&P GSCI Business Day (as determined by S&P) is equal to the product of (1) the value of the S&P GSCI™ Excess Return Index on the immediately preceding S&P GSCI Business Day multiplied by (2) one plus the Contract Daily Return on the given S&P GSCI Business Day on which the calculation is made.

The value of any of the GSCI Sub-Indices on any S&P GSCI™ business day is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that the calculations are limited to the underlying futures contracts included in the relevant sub-index and a separate normalizing constant (calculated by S&P) for each relevant Sub-Index.

Information

All information contained herein relating to the S&P GSCI™ Excess Return Index and each of the GSCI Sub-Indices, including their make-up, method of calculation, changes in its components and historical performance, has been derived from publicly available information.

The information contained herein with respect to each of the S&P GSCI™ Excess Return Index and each of the GSCI Sub-Indices reflects the policies of, and is subject to change by, S&P.

Current information regarding the market value of the S&P GSCI™ Indices is available from S&P and from numerous public information sources. We make no representation that the publicly available information about the S&P GSCI™ Indices is accurate or complete.

License Agreement with Standard & Poor's

The S&P GSCI™ Excess Return Index and the GSCI Sub-Indices are licensed by S&P for use in connection with an issuance of the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representations or warranties, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P indices to track general stock market performance or any economic factors. S&P's only relationship to JPMorgan Chase Bank, N.A. (the "Licensee") and its affiliates is the licensing of certain trademarks and trade names of S&P and/or of the S&P GSCI™ which is determined, composed and calculated by S&P without regard to the Licensee or the notes. S&P has no obligation to take the needs of the Licensee, its affiliates or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI™. S&P is not responsible for and have not participated in the determination of, the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN, AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTIES, EXPRESS OR IMPLIED, CONDITIONS OR REPRESENTATIONS AS TO RESULTS TO BE OBTAINED BY LICENSEE, ITS AFFILIATES, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO

THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

OTHER COMPONENTS

If the Basket includes an index or a commodity not described in this product supplement, a separate underlying supplement will provide additional information relating to such index or commodity.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Component Starting Level and the Component Closing Level for each of the Basket Components, the Starting Basket Level, the Ending Basket Level, the Basket Return, the Additional Amount, if any, we will pay you at maturity, the settlement price, fixing level or closing level of each Basket Component on each Initial Averaging Date, if applicable, and each Basket Valuation Date and the Basket Closing Level on any Basket Valuation Date, including the Component Return for each Basket Component, whether the Ending Basket Level is less than, equal to or greater than the Starting Basket Level and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of trading of any Basket Commodity or discontinuation of any Basket Index, whether there has been a material change in the method of calculation of any of the Basket Components and, if the notes bear interest, whether a day is an Interest Payment Date and the Option Value of your notes on the commodity hedging disruption date in the event of a commodity hedging disruption event. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date, if applicable, on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Starting Basket Level, the Ending Basket Level, the Basket Return (including the Component Return) and the settlement price, fixing level or closing level of each Basket Component on the pricing date, any Initial Averaging Date, if applicable or any Basket Valuation Date will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per $1,000 principal amount note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the settlement price, fixing level or closing level of a Basket Component on any Initial Averaging Date, if applicable, or, Basket Valuation Date and, consequently, the Basket Return and the Additional Amount, if any, that we will pay to you at maturity of the notes. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event." In addition, certain events may prevent us or our affiliates from hedging our obligations under the notes including, but not limited to, changes in laws or regulations applicable to the commodity futures contracts underlying the Commodity Indices. In the case of such an event we have the right, but not the obligation, to determine the Option Value of your notes on the commodity hedging disruption date, and pay at maturity the amount described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event." We refer to each of the events described in the following paragraph as a "market disruption event."

The Basket Commodities

With respect to the LME, ICE Futures, NYMEX, CBOT, LBMA, LPPM or any other relevant exchange and each of the Basket Commodities (or any relevant successor Basket Commodity), a "market disruption event" means:

- a suspension, absence or material limitation of trading in (i) such Basket Commodity (or the relevant successor Basket Commodity) on its relevant exchange, as determined by the calculation agent, or (ii) futures or options contracts relating to such Basket Commodity (or the relevant successor Basket Commodity) on the relevant exchange for those contracts, as determined by the calculation agent; or

- any event that materially disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, such Basket Commodity (or the relevant successor Basket Commodity) on its relevant exchange, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to such Basket Commodity (or the relevant successor Basket Commodity) on its relevant exchange; or

- the closure on any day of the relevant exchange for such Basket Commodity (or the relevant successor Basket Commodity) on a scheduled trading day prior to the scheduled weekday closing time of such relevant exchange (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such relevant exchange on such scheduled trading day for such relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such relevant exchange; or

- any scheduled trading day on which (i) the relevant exchange for such Basket Commodity (or the relevant successor Basket Commodity) or (ii) the relevant exchanges or quotation systems, if any, on which futures or options contracts on such Basket Commodity (or the relevant successor Basket Commodity) are traded, fails to open for trading during its regular trading session; or

- the permanent discontinuation of trading in the relevant futures contract on the relevant exchange for such Basket Commodity (or the relevant successor Basket Commodity); the disappearance of, or of trading in, such Basket Commodity (or the relevant successor Basket Commodity); or the disappearance or permanent discontinuance or unavailability of the Component Price for such Basket Commodity (or the relevant successor Basket Commodity), notwithstanding the availability of the related price source or the status of trading in the relevant futures contract or such Basket Commodity (or the relevant successor Basket Commodity); or

- the occurrence since the Issue Date of the Notes of a material change in the formula for or the method of calculating the Component Price for such Basket Commodity (or the relevant successor Basket Commodity); or

- the occurrence since the Issue Date of the Notes of a material change in the content, composition or constitution of such Basket Commodity (or the relevant successor Basket Commodity) or the relevant futures contract; or

- the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, such Basket Commodity (or the relevant successor Basket Commodity) (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the Issue Date of the Notes, if the direct effect of such imposition, change or removal is to raise or lower the Component Price for such Basket Commodity (or the relevant successor Basket Commodity) on the day that would otherwise be a Basket Valuation Date or an Initial Averaging Date from what it would have been without that imposition, change or removal,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with the ability of the relevant Issuer or of any of its affiliates to adjust or unwind all or a material portion of any hedge with respect to the Notes.

For purposes of determining whether a market disruption event with respect to a Basket Commodity (or the relevant successor Basket Commodity) has occurred, unless otherwise specified in the relevant terms supplement, a limitation on the hours or numbers of days of trading will not be a market disruption event, but only if the limitation results from an announced change in the regular business hours of the relevant exchange.

However, the failure of Bloomberg to announce or publish the relevant official settlement price or fixing level specified for the relevant Basket Commodity (or the relevant successor Basket Commodity) will constitute a market disruption event with respect to a Basket Commodity (or the relevant successor Basket Commodity).

For this purpose, an "absence of trading" on the relevant exchange on which futures or options contracts related to a Basket Commodity (or the relevant successor Basket Commodity) are traded will not include any time when such relevant exchange is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in a Basket Commodity (or the relevant successor Basket Commodity), or futures or options contracts related to a Basket Commodity (or the relevant successor Basket Commodity), if available, on their relevant exchanges, by reason of any of:

- if the relevant exchange establishes limits on the range within which the price of such Basket Commodity or such related futures or options contracts, as applicable, may fluctuate, the closing or settlement price of such Basket Commodity or related futures or options contracts on such day being at the upper or lower limit of that range;

- all trading in such Basket Commodity or such related futures or options contracts, as applicable, being suspended for the entire Basket Valuation Date or Initial Averaging Date, as applicable; or

- all trading in such Basket Commodity or such related futures or options contracts, as applicable, being suspended subsequent to the opening of trading on the Basket Valuation Date or Initial Averaging Date, as applicable, trading not recommencing prior to the regularly scheduled close of trading in such Basket Commodity or related futures or options contracts on such Basket Valuation Date or Initial Averaging Date and such suspension having been announced less than one hour preceding its commencement,

will constitute a suspension or material limitation of trading.

The Basket Indices

With respect to each Basket Index and any relevant successor index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded commodity futures contract then underlying such Basket Index (or the relevant successor index); or

- the settlement price of any exchange-traded commodity futures contract underlying such Basket Index (or the relevant successor index) has increased or decreased by an amount equal to the maximum permitted price change from the previous day's settlement price; or

- the failure of S&P (or the index sponsor for the relevant successor index) to calculate and publish the U.S. dollar level for such Basket Index (or the relevant successor index); or

- the settlement price is not published for any individual reference contract underlying such Basket Index (or the relevant successor index); or

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event if the limitation results from an announced change in the regular business hours of the relevant exchange or market.

In addition, "commodity hedging disruption event", which in each case is also a "market disruption event," means:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the notes ("hedge positions"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Please see the risk factor entitled "In the case of a Basket that includes a Basket Index, the commodity futures contracts underlying such Basket Index are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes, and/or could lead to an early determination of the Option Value of your notes , which will impact your payment at maturity." for more information.

Consequences of a Commodity Hedging Disruption Event

If a commodity hedging disruption event occurs, we will have the right, but not the obligation, to adjust your payment at maturity. In making such adjustment, on the date on which we declare a commodity hedging disruption event (such date, a "commodity hedging disruption date") the calculation agent will determine, in good faith and in a commercially reasonable manner, the forward price of the embedded option representing the Additional Amount payable on the notes at maturity (the "Option Value"). The commodity hedging disruption event may occur prior to the Observation Date or the final Ending Averaging Date, as applicable. We will provide, or cause the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office. We (or the calculation agent) will deliver this notice as promptly as possible and in no event later than the fifth (5th) business day immediately following the commodity hedging disruption date. Additionally, we will specify in such notice the Option Value as determined on the commodity hedging disruption date.

If a commodity hedging disruption event occurs and we decide to exercise our right to adjust your payment at maturity and in doing so determine the Option Value of your notes, such Option Value will be a fixed amount representing the Additional Amount payable at maturity; *provided* that such Additional Amount will not be less than zero (or if applicable, the Minimum Return).

Notwithstanding the foregoing, the amount due and payable per $1,000 principal amount note will not be less than $1,000 for each $1,000 principal amount note and will be due and payable only at maturity. We will pay you at maturity, instead of the amounts set forth under "Description of Notes — Payment at Maturity," an amount equal to:

(1)   an Additional Amount equal to the Option Value; *provided* that such Additional Amount will not be less than zero (or if applicable, the Minimum Return); *plus*

(2) $1,000 for each $1,000 principal amount note.

For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to an early determination of the Option Value as a result of a commodity hedging disruption event.

Discontinuation of a Basket Index; Alteration of Method of Calculation

If the Index Sponsor of a Basket Index discontinues publication of such Basket Index and such Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Basket Index (such index being referred to herein as a "successor index"), then the closing level for such Basket Index on any relevant Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the closing level for such Basket Index is to be determined will be determined by reference to the level of such successor index at the close of trading on the relevant exchange for such successor index on such day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the Index Sponsor for a Basket Index discontinues publication of such Basket Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Basket Valuation Date or any other relevant date on which the closing level for such Basket Index is to be determined, and the calculation agent determines, in its sole discretion, that no successor index for such Basket Index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Basket Valuation Date or other relevant date, then the calculation agent will determine the closing level for such Basket Index on such date. The closing level for such Basket Index will be computed by the calculation agent in accordance with the formula for and method of calculating such Basket Index or successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing such Basket Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of a Basket Index or its successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating a Basket Index or a successor index, or the level thereof, is changed in a material respect, or if a Basket Index or a successor index is in any other way modified so that such Basket Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of such Basket Index or such successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing level for such Basket Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to such Basket Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level for such Basket Index with reference to such Basket Index or such successor index, as adjusted. Accordingly, if the method of calculating such Basket Index or such successor index is modified so that the level of such Basket Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in such Basket Index), then the calculation agent will adjust its calculation of such Basket Index or such successor index in order to arrive at a level of such Basket Index or such successor index as if there had been no such modification (e.g., as if such split had not occurred).

Discontinuation of Trading of a Basket Commodity on its Relevant Exchange; Alteration of Method of Calculation

If the relevant exchange of any Basket Commodity discontinues trading in such Basket Commodity, the calculation agent may, in its sole discretion, replace such Basket Commodity with another commodity, the price of which is quoted on such relevant exchange or any other exchange, that the calculation agent, in its sole discretion, determines to be comparable to the discontinued Basket Commodity (such replacement commodity will be referred to herein as a "successor Basket Commodity"), then any settlement price or fixing level, as applicable, for such discontinued Basket Commodity on any relevant Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which such settlement price or fixing level, as applicable, is to be determined will be determined by reference to the level of such Basket Commodity at the close of trading on such relevant exchange or any other relevant exchange or market for the successor Basket Commodity on such day.

Upon any selection by the calculation agent of a successor Basket Commodity, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the relevant exchange discontinues trading in any of the Basket Commodities prior to, and such discontinuation is continuing on, any Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date on which the settlement price or fixing level, as applicable, for such Basket Commodity is to be determined, and the calculation agent determines, in its sole discretion, that no successor Basket Commodity is available at such time, or the calculation agent has previously selected a successor Basket Commodity and trading of such successor Basket Commodity is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Basket Valuation Date or other relevant date, then the calculation agent will determine the settlement price or fixing level, as applicable, for such Basket Commodity or Successor Basket Commodity, as applicable, for such date; *provided* that, if the calculation agent determines that no successor Basket Commodity exists for the discontinued Basket Commodity, the settlement price or fixing level, as applicable, for such Basket Commodity will be the settlement price or fixing level, as applicable, that the calculation agent, in its sole discretion, determines to be fair and commercially reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the date following the relevant Initial Averaging Date, if applicable, Basket Valuation Date or other relevant date.

Notwithstanding these alternative arrangements, discontinuation of trading on the relevant exchange in any of the Basket Commodities may adversely affect the value of the notes.

If at any time the method of calculating the price of any Basket Commodity or successor Basket Commodity, as applicable, is changed in a material respect by the relevant exchange or any other relevant exchange or market for the successor Basket Commodity, or if the reporting thereof is in any other way modified so that such price does not, in the opinion of the calculation agent, fairly represent the value of such Basket Commodity, the calculation agent shall, at the close of business in New York City on each day on which the settlement price or fixing level, as applicable, for such Basket Commodity or successor Basket Commodity, as applicable, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for such Basket Commodity or successor Basket Commodity, as applicable. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the notes.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 (or a portion of $1,000 if there is a Partial Principal Protection Percentage set forth in the relevant terms supplement) plus the Additional Amount calculated as if the date of acceleration were the final Basket Valuation Date, plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Basket Valuation Date, then for each Basket Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Basket Valuation Dates in excess of one) shall be the corresponding Basket Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- an insurance company;
- a "regulated investment company" as defined in Section 851 of the Code;
- a "real estate investment trust" as defined in Section 856 of the Code;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or Section 408A of the Code, respectively;
- a dealer in securities or foreign currencies;
- a person holding the notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities or foreign currencies who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You should consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Treatment of the Notes

We expect to seek an opinion from Sidley Austin LLP, our special tax counsel, regarding the treatment of the notes as debt for U.S. federal income tax purposes. The relevant terms supplement will describe Sidley Austin LLP's level of comfort on this issue, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that Sidley Austin LLP has provided us an opinion that the notes will be treated as debt for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a "U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes and you are:

- a citizen or resident of the United States;
- a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any State thereof or the District of Columbia; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of not More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of these notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term debt instruments for U.S. federal income tax purposes. Cash-method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received upon a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight-line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how these accruals should be determined. If the amount of interest that will be received has become fixed (or the likelihood of interest not being a fixed amount has become "remote") prior to the maturity date, it is likely that the amount of interest to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of a short-term note (including redemption of the notes at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted tax basis in the note. Your adjusted tax basis in the note should equal the sum of the amount you paid to acquire the note and interest that you have previously included in income but not received, if any.

The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of interest to be received at maturity has become fixed (or the likelihood of the amount not being a fixed amount has become "remote") prior to a sale or exchange, it is likely that the portion of gain on the sale or exchange that should be treated as accrued interest (and, therefore, taxed as ordinary interest income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange (including redemption at maturity) of a short-term note.

Interest on Indebtedness Incurred to Purchase the Notes

To the extent you have not previously included interest income on short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. You should consult your tax adviser regarding the possibility of this deferral.

Notes with a Term of More than One Year

Unless otherwise provided in the relevant terms supplement, if the term of the notes (including either the issue date or last possible date that the notes could be outstanding, but not both) is more than one year, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, with the consequences described below. The notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for these notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

The amount of interest (i.e., OID) accrued on a note for each accrual period is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note's adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the Treasury regulations applicable to contingent payment debt instruments. The amount of OID so determined is then allocated on a ratable basis to each day in the accrual period that you held the note.

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and
- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note.

Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note made to you. Subject to the discussion in the next paragraph, you generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if the payment at maturity becomes fixed more than six months prior to the maturity date. For purposes of the preceding sentence, the payment at maturity will be treated as fixed if all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, under these rules, you would be required to account for the difference between the present value of the originally projected payment at maturity and the present value of the actual fixed payment at maturity in a reasonable manner over the period to which the difference relates. In addition, you may be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of the notes could also be affected. You should consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes and you are:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Payments to you on the notes, and any gain realized on a sale or exchange of the notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) *provided* generally, in the case of notes with a term of more than 183 days, that (i) you are not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business, (ii) you do not actually or constructively own 10 percent or more of the total combined voting power of our stock entitled to vote, (iii) you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iv) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and (v) these amounts are not effectively connected with your conduct of a U.S. trade or business.

Notwithstanding the preceding paragraph, if the notes have a term to maturity of 183 days or less and you do not provide a properly executed IRS Form W-8BEN, you may be subject to backup withholding, as described below, unless you provide documentation of your status as a non-U.S. person.

If you are engaged in a trade or business in the United States and if the income or gain on the note, if any, is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on this income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the second preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, *provided* that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on the notes and the proceeds received from a sale, exchange or other disposition (including at maturity) of notes will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, *provided* the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), JPMSI has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 115-A-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 115-A-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 115-A-I, nor any related underlying supplement, nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 115-A-I, nor any related underlying supplement, nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 115-A-I, any related underlying supplement and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the Comisión Nacional de Valores (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 1-17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re sale or re placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, provided we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Insurance Commission) pursuant to Ley No. 18,045 de Mercado de Valores (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (Registro Nacional de Valores y Emisores) kept by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) or in the Colombian Stock Exchange (Bolsa de Valores de Colombia).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (Sala General de la Superintendencia de Valores), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the Ley de Mercado de Valores (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the Diario Oficial (Official Gazette) number 73 BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and

United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock

Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, the "FMSA"):

1. Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2. Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3. Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4. Self certified Small and Medium Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii) the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a) expressly requested the AFM to be considered as a qualified investor; and

(b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non consolidated annual accounts:

(a) an average number of employees during the financial year of at least 250;

(b) total assets of at least €43,000,000; or

(c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (Burgerlijk Wetboek) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "Ley de Mercado de Valores" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093 2002 EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 115-A-I, nor any related underlying supplement, nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 115-A-I, any related underlying supplement, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 115-A-I, any related underlying supplement and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (Comisión Nacional de Valores) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (Banco Central de Venezuela) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, the service provider exemption, or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.